UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(AMENDMENT NO. 17)(1)

Majesco Entertainment Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

784495103

(CUSIP Number)

Jay A. Wolf
c/o Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, Suite 2550
Los Angeles, California 90067
(310) 601-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 2, 2007

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,019,417
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,019,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,019,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 5	SOLE VOTING POWER
	8 6	SHARED VOTING POWER 3,019,417
	9 7	SOLE DISPOSITIVE POWER
	10 8	SHARED DISPOSITIVE POWER 3,019,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,019,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,536,310
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,536,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,536,310
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Trinad Advisors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 2,536,310
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 2,536,310
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,536,310
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Atlantis Equities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,456
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 225,456
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,456
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Nancy J. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,656
	8	SHARED VOTING POWER 532,354 (1)
	9	SOLE DISPOSITIVE POWER 47,656
	10	SHARED DISPOSITIVE POWER 532,354 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580,010 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON IN
(1) Includes (A) 225,456 shares of Common Stock owned by Robert S. Ellin, Mrs. Ellin's spouse, (B) 225,456 shares of Common Stock that are owned directly by Atlantis, a company of which Mrs. Ellin is the sole stockholder; and (C) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Mrs. Ellin disclaims any beneficial ownership of shares of Common Stock owned directly by Mr. Ellin and the Plan.

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 225,456
	8	SHARED VOTING POWER 3,373,971(1)
	9	SOLE DISPOSITIVE POWER 225,456
	10	SHARED DISPOSITIVE POWER 3,373,971(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,599,427
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.5%
14	TYPE OF REPORTING PERSON IN
(1) Includes (A) 3,019,417 shares of Common Stock owned by the Trinad Capital Master Fund, Ltd.; (B) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (C) 225,456 shares of Common Stock that are owned directly by Atlantis Equities, Inc., a New York corporation of which Nancy J. Ellin is the sole stockholder ("Atlantis"); and (D) 81,442 shares of Common Stock owned by the Robert S. Ellin Profit Sharing Plan (the "Plan"). Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Robert S. Ellin Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 81,442
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 81,442
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 81,442
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 784495103
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jay A. Wolf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)☐ (b)☒ (joint filers)
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 3,019,417
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 3,019,417
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,019,417
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 784495103

Introductory Statement

This constitutes Amendment No. 17 ("Amendment") to the Statement on Schedule 13D, originally filed on November 27, 2000, as amended, ( collectively, the “Schedule 13D”).

Except as otherwise described in this Amendment, the information contained in the Schedule 13D, remains in effect, and all capitalized terms not otherwise defined herein shall have the meanings previously ascribed to them in Schedule 13D. Information given in response to each item in the Schedule 13D, shall be deemed incorporated by reference in all other items.

Item 2. Identity and Background.

Item 2 is hereby amended as follows:

(a), (c) and (f)

This Schedule is being filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation (the “Master Fund”), which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by the Master Fund.

(ii)	Trinad Capital LP, a Delaware limited partnership, which is principally engaged in investing in the Master Fund, with respect to shares indirectly and beneficially owned by Trinad Capital LP.

(iii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of the Master Fund and Trinad Capital LP, with respect to the shares directly and beneficially owned by the Master Fund and Trinad Capital LP.

(iv)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital LP, which principally serves as the general partner of Trinad Capital LP, with respect to the shares directly and beneficially owned by Trinad Capital LP.

(v)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of the Master Fund and Mr. Ellin is the managing member of Trinad Management, LLC that is the manager of the Master Fund Mr. Ellin is a United States citizen. Robert S. Ellin is also the trustee of the Mr. Ellin Profit Sharing Plan (“Plan”).

(vi)	Nancy J. Ellin, an individual, whose principal occupation is to serve as the sole officer and director and the sole shareholder of Atlantis Equities, Inc. Ms. Ellin is a United States citizen.

(vii)	Atlantis Equities, Inc., a New York corporation that is a merchant banking firm.

(vii)
Jay A. Wolf, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Wolf is a member of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital LP that is a principal stockholder of the Master Fund and Mr. Wolf is a member of Trinad Management, LLC that is the manager of the Master Fund Mr. Wolf is a United States citizen.

CUSIP No. 784495103

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Although this Schedule is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Exchange Act.

(b)

The address of the principal business office of the Master Fund, Trinad Capital LP, Trinad Management, LLC, Trinad Advisors II, LLC, Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067. The address of the principal business office of Nancy Ellin and Atlantis Equities is 450 7th Avenue, New York, New York 10123.

(d)-(e)

During the last five years, none of the Reporting Persons have nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Since the date of amendment number 16 to this Schedule 13D, the Master Fund used $657,828.37 (including commissions) of its working capital to purchase an aggregate of 290,000 shares of Common Stock. The Master Fund acquired 19,001 shares of Common Stock from Trinad Capital LP, an affiliated entity in June 2007 following a restructuring of the funds.

Item 4. Purpose of Transaction.

This Amendment is being filed to report the acquisition of additional Common Stock and to reflect the settlement of outstanding litigation as further described in Item 6 below.

The Reporting Persons intend to continuously assess the Issuer's business, financial conditions, results of operations and prospects, general economic conditions, the securities markets in general and those for the Issuer's securities. Depending on such assessments, the Reporting Persons may, from time to time, acquire additional Shares or may determine to sell or otherwise dispose of all or some of its holdings of Shares.

The Reporting Persons may also engage in or participate in plans for any of the items discussed in clauses (a) through (j) of Item 4 of the instructions to Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b)

Unless otherwise indicated, as of the date hereof,

The Master Fund is the beneficial owner of 3,019,417 shares of the Common Stock, representing approximately 10.5% of the Common Stock of the Issuer.

CUSIP No. 784495103

Trinad Management, LLC (as the manager of the Master Fund and Trinad Capital LP) and Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II LLC and Jay A. Wolf a managing director of and portfolio manager for Trinad Management, LLC may be deemed the beneficial owners of 3,019,417 shares of the Common Stock held by the Master Fund representing approximately 10.5% of the Common Stock of the Issuer.

Trinad Capital LP (as the owner of 84% of the shares of the Master Fund as of September 30, 2007) and Trinad Advisors II, LLC (as the general partner of Trinad Capital LP), may each be deemed the beneficial owner of 84% of the shares of the 3,019,417 shares of the Common Stock held by the Master Fund, representing 2,536,310 shares or 8.8% of the Common Stock of the Issuer.

Each of Trinad Capital LP, Trinad Management, LLC and Trinad Advisors II, LLC disclaim beneficial ownership of the shares of Common Stock directly and beneficially owned by the Master Fund.

Jay A. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by the Master Fund except to the extent of his pecuniary interest therein.

Robert S. Ellin may be deemed to beneficially own 3,599,427 shares of Common Stock, representing approximately 12.5% of the outstanding Common Stock, including: (A) 225,456 shares of Common Stock owned directly by him; (B) 3,019,417 shares of Common Stock owned by the Master Fund; (C) 47,656 shares of Common Stock owned directly by Nancy J. Ellin, the spouse of Robert S. Ellin; (D) 225,456 shares of Common Stock owned directly by Atlantis Equities, Inc., a New York corporation of which Nancy J. Ellin is the sole stockholder; and (E) 81,442 shares of Common Stock owned by the Plan. Robert S. Ellin as trustee of the Plan has the power to vote and dispose of the Common Stock held by the Plan. Robert S. Ellin disclaims beneficial ownership of the shares of Common Stock directly beneficially owned by the Master Fund except to the extent of his pecuniary interests therein. Mr. Ellin also disclaims any beneficial ownership of shares of Common Stock owned directly by Mrs. Ellin, Atlantis and the Plan.

Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it, he, or she may be deemed to beneficially own.

The percentages herein were calculated based on the 28,675,962 shares of the Common Stock reported by the Issuer to be issued and outstanding as of September 13, 2007 in the Issuer’s latest 10-Q filed with the Securities and Exchange Commission on September 13, 2007.

(c)

Except for the Master Fund, none of the Reporting Persons have effected transactions in the securities of the Issuer in the last 60 days. Set forth below are the acquisitions made by the Master Fund in the last 60 days.

Date	Shares Acquired	Cost Per Share Exclusive of Transaction charges
10/10/2007	11,900	$1.3896
10/11/2007	3,100	$1.3948
10/22/2007	100,000	$1.4602
10/24/2007	10,000	$1.3715
10/25/2007	40,000	$1.4115
10/26/2007	25,000	$1.4268
10/29/2007	50,000	$1.4565
10/29/2007	50,000	$1.4472
10/30/2007	6,000	$1.5152
10/30/2007	15,000	$1.4915
10/31/2007	50,000	$1.5730
10/31/2007	35,000	$1.5857
10/31/2007	50,000	$1.5734

CUSIP No. 784495103

(d)

Not applicable.

(e)

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.

On October 2, 2007, the Issuer and the Master Fund reached an agreement to settle a private securities action filed by the Master Fund, and a second action filed by the Master Fund on behalf of the Issuer, both pending in the United States District Court, District of New Jersey. Information about these actions may be found in the Issuer’s Form 10-K filed on January 29, 2007 (for the period: October 31, 2006) and information about their settlement may be found in the Issuer’s Form 8-K filed October 19, 2007.

Subject to final approval of the Court of the securities class action, the settlement of the private securities action provides that the insurance carrier will make a cash payment to the Master Fund.

The settlement agreement in the second action will not result in a payment to the Issuer. As a result of the filing of this lawsuit by the Master Fund, the Issuer has taken actions which the Issuer and the Master Fund believe will benefit the Issuer’s shareholders. This settlement is also subject to notice to the Issuer’s shareholders and to court approval.

Item 7. Material to be Filed as Exhibits.

The following exhibit is filed as part of this 13D:

Exhibit A Joint Filing Agreement, dated as of November 1, 2007.

CUSIP No. 784495103

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: November 1, 2007		Date: November 1, 2007

TRINAD CAPITAL LP a Delaware limited partnership
By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner		Atlantis Equities, Inc. a New York corporation

By:	/s/ Robert S. Ellin	By:	/s/ Nancy J. Ellin
	Robert S. Ellin, Managing Member		Nancy J. Ellin, President
Date: November 1, 2007		Date: November 1, 2007

By:	/s/ Robert S. Ellin	By:	/s/ Nancy J. Ellin
	Robert S. Ellin, an individual		Nancy J. Ellin, an individual
Date: November 1, 2007		Date: November 1, 2007

By:	/s/ Jay A. Wolf	Robert S. Ellin Profit Sharing Plan
Jay A. Wolf, an individual
Date: November 1, 2007		By:	/s/ Robert S. Ellin
Robert S. Ellin, Trustee

--------------------------------
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 784495103

EXHIBIT A
JOINT FILING AGREEMENT
PURSUANT TO RULE 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

TRINAD CAPITAL MASTER FUND, LTD. a Cayman Islands exempted company		TRINAD MANAGEMENT, LLC a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member
Date: November 1, 2007		Date: November 1, 2007

TRINAD CAPITAL LP a Delaware limited partnership		TRINAD ADVISORS II, LLC a Delaware limited liability company
By: TRINAD ADVISORS II, LLC a Delaware limited liability company As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member
Date: November 1, 2007		Date: November 1, 2007

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual
Date: November 1, 2007		Date: November 1, 2007

Atlantis Equities, Inc. a New York corporation

By:	/s/ Nancy J. Ellin
Nancy J. Ellin, President
Date: November 1, 2007

By:	/s/ Nancy J. Ellin
Nancy J. Ellin, an individual
Date: November 1, 2007

Robert S. Ellin Profit Sharing Plan

By:	/s/ Robert S. Ellin
Robert S. Ellin, Trustee